Exhibit 23.1

CONSENT OF UHY LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this registration statement on Form S-4 of our report dated March 12, 2008, relating to the consolidated financial statements of TranSwitch Corporation and subsidiaries (TranSwitch) as of December 31, 2007 and 2006 and for each of the years in the three-year period ended December 31, 2007, and the related financial statement schedule, and the effectiveness of TranSwitch’s internal control over financial reporting as of December 31, 2007, which report appears in the December 31, 2007 annual report on Form 10-K of TranSwitch Corporation, and to the reference to us under the heading “Experts” in the prospectus/proxy statement portion of this registration statement.

/s/ UHY LLP

New Haven, Connecticut

August 20, 2008